July 19, 2024

Weihong Du
Chief Executive Officer
Transit Pro Tech Inc.
100 N. Barranca Street, Suite 460
Covina, CA 91791

       Re: Transit Pro Tech Inc.
           Registration Statement on Form 10-12G
           Filed July 1, 2024
           File No. 000-56650
Dear Weihong Du:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G
Item 1. Business
Sales and Marketing, page 5

1. We note your disclosure that "[M]uch of our intellectual property, including patents filed in the United States, will be owned by TP Hong Kong" rather than being owned by
       Transit Pro Delaware. Please revise to provide a more complete discussion regarding the risks associated with your Hong Kong subsidiary owning your intellectual property.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 40

2. We note your references to the irrevocable proxy granted to Mr. Du to vote or otherwise act with respect to all outstanding Class B Common Stock. Given those voting agreements, please add a column to the beneficial ownership table to reflect the aggregate voting power granted to Mr. Du that includes the combined voting power with the irrevocable proxies.
 July 19, 2024
Page 2
General

3.     We note your disclosure that you will transfer any dividends to TP Hong
Kong in
       accordance with the laws and regulations of the PRC, and then TP Hong Kong will transfer the dividends to Transit Pro Delaware. Please revise as appropriate to clarify that the risks applicable to PRC companies are also applicable to your Hong Kong subsidiary, specifically as it relates to the transfer of cash and issuance of dividends.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Vincent McGill